UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 17,705,552(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 17,705,552(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,552(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)

This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P. and Brookfield Investments Corporation, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 17,705,552(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 17,705,552(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,552(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)

This amount consists of common shares of the Issuer directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P. and Brookfield Investments Corporation, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,935,778
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,935,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,935,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BPE OSB INVESTMENT HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,106,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,106,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,106,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of common shares of the issuer directly held by Brookfield Capital Partners II L.P., for which the reporting person may be deemed to be a beneficial owner.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD PRIVATE EQUITY INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,769,774(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,769,774(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,769,774(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of common shares of the Issuer directly held by BPE OSB Investment Holding LP and Brookfield Capital Partners II L.P., for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3) is being filed by the Reporting Persons to report open market sales of common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) over the Toronto Stock Exchange by certain of the Reporting Persons, as set forth in Item 5(c) below.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In various open market transactions between March 11, 2021 and March 22, 2021, Brookfield and BIC sold an aggregate of 1,670,320 Common Shares over the Toronto Stock Exchange for aggregate consideration of C$139,125,045 (excluding brokerage commissions). Details of these purchases is set forth in Item 5(c) below.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3, 4 and 6 and the cover pages of this Amendment No. 3 is hereby incorporated by reference.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 17,705,552 Common Shares, constituting approximately 14.7% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate number of Common Shares of 120,882,157 outstanding as of February 11, 2021.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 17,705,552* Common Shares, constituting a percentage of approximately 14.7% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 17,705,552* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 17,705,552* Common Shares

*	Includes 3,106,872 Common Shares held by BOIH, 3,662,902 Common Shares held by BCP LP, and 10,935,778 Common Shares held by BIC, for which Brookfield may be deemed to be a beneficial owner.

(ii) Partners

(a)	Partners may be deemed the beneficial owner of 17,705,552* Common Shares, constituting a percentage of approximately 14.7% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 17,705,552* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 17,705,552* Common Shares

*	Consists of Common Shares beneficially owned by Brookfield as described above.

(iii) BIC

(a)	BIC may be deemed the beneficial owner of 10,935,778 Common Shares, constituting a percentage of approximately 9.1% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 10,935,778 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 10,935,778 Common Shares

(iv) BOIH

(a)	BOIH may be deemed the beneficial owner of 3,106,872 Common Shares, constituting a percentage of approximately 2.6% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,106,872 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,106,872 Common Shares

(v) BCP LP

(a)	BCP LP may be deemed the beneficial owner of 3,662,902 Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902 Common Shares

(vi) BCP

(a)	BCP may be deemed the beneficial owner of 3,662,902* Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902* Common Shares

*	Includes 3,662,902 Common Shares directly held by BCP LP.

(vii) BPE

(a)	BPE may be deemed the beneficial owner of 6,769,774* Common Shares, constituting a percentage of approximately 5.6% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 6,769,774* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 6,769,774* Common Shares

*	Includes 3,106,872 Common Shares held by BOIH and 3,662,902 Common Shares held by BCP LP.

(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Persons are described below. All such transactions were effected in the open market on the Toronto Stock Exchange through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price	Low Price per Share	High Price per Share
Brookfield	03/11/2021	Sell	266,920	C$82.3730	C$81.70	C$83.485
Brookfield	03/12/2021	Sell	55,900	C$82.7841	C$82.62	C$83.06
Brookfield	03/15/2021	Sell	50,000	C$83.0904	C$82.90	C$83.40
Brookfield	03/16/2021	Sell	472,200	C$84.8224	C$83.11	C$85.89
Brookfield	03/17/2021	Sell	6,100	C$83.1196	C$83.07	C$83.43
Brookfield	03/18/2021	Sell	153,500	C$82.4499	C$81.08	C$84.275
Brookfield	03/19/2021	Sell	312,300	C$81.9584	C$81.00	C$82.51
BIC	03/22/2021	Sell	353,400	C$83.5995	C$82.55	C$84.91

Other than the transactions described in the original Schedule 13D, as amended to the date hereof, and this Amendment No. 3, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 in this Amendment No. 3 is hereby incorporated by reference.

Taking into consideration the Cash-Settled Swaps, Brookfield has economic exposure in respect of approximately 12,548,667 Common Shares (representing approximately 10.4% of the issued and outstanding Common Shares).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 23, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BPE OSB INVESTMENT HOLDING LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS II L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD CAPITAL PARTNERS LTD

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director